UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  October 11, 2007                    /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                         NEWS RELEASE - OCTOBER 11, 2007

             DRILLING UNDERWAY ON COCHA COPPER-SILVER PROJECT, PERU

AMERA RESOURCES CORPORATION (the "Company) (AMS-TSX.V; AJRSF-OTC; OAY-Frankfurt) is pleased to announce that a 2,000m diamond drill program is underway on its Cocha sediment-hosted copper-silver project in Junin Department, Peru. Drilling will primarily focus on the "Discovery Outcrop" zone of the Central Cocha Target where last year's initial Phase I drill program intersected 30.23M GRADING 2.67% COPPER AND 24.1 G/T SILVER in diamond drill hole COCHA-06-03 (see October 17, 2006 News Release).


"Phase I drilling was very successful and we are all very excited now that we have begun our Phase II program," stated Mr. Nikolaos Cacos, President & C.E.O. "While our drilling is ongoing, we will simultaneously advance the other targets on the property to the drill-ready stage, so that we will have a continuous program that can more effectively test the mineralization on this very promising project."

Central Cocha Target

Highlights from the eleven-hole 2006 Phase I drill program  include:

     o  30.23M @ 2.67% COPPER AND 24.1 G/T SILVER* (COCHA-06-03)
     o  13.31M @ 0.80% COPPER AND 10.8 G/T SILVER* (COCHA-06-02)
     o  18.01M @ 1.93% COPPER AND 17.2 G/T SILVER* (COCHA-06-02)
     o  11.55M @ 0.82% COPPER AND 9.2 G/T SILVER* (COCHA-06-02)

* Previously released on October 17, 2006

To date, Amera has identified three copper-silver and one gold-copper-silver mineralized zones on its recently expanded, 100% owned Cocha project. Additionally, the company has acquired an option to earn up to a 70% interest in four properties from Minera Phelps Dodge del Peru S.A.C. ("MPDP"), increasing its property holdings in the Cocha region to 16,560 hectares (see October 1, 2007 News Release).

South Cocha Target

This Phase II drill program will also test the South Cocha Target, where surface sampling program highlights include:

     o  0.80% COPPER AND 8.9 G/T SILVER OVER 10.0M*
     o  2.80% COPPER AND 105 G/T SILVER OVER 0.40M*

* Previously released on September 4, 2007

Surface work to advance the other targets on the property, as well as the MPDP properties, to the drill-ready stage is proceeding in tandem with permitting. Of particular interest, is the newly discovered East Cocha Target, the first gold mineralized zone to be identified on the Cocha property. The high gold values combined with reconnaissance geologic mapping outline a bonanza gold target over widths up to 2m that intermittently outcrops over 600m of strike length and potentially extends up to 2km.

NEWS RELEASE                                                    OCTOBER 11, 2007
AMERA RESOURCES CORPORATION                                               PAGE 2
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East Cocha highlights include:

     o  22.00 G/T GOLD, 16.2 G/T SILVER AND 3.68% COPPER OVER 0.6M
     o  8.56 G/T GOLD, 95.7 G/T SILVER AND 3.57% COPPER OVER 1.0M
     o  3.13 G/T GOLD, 60.0 G/T SILVER AND 2.70% COPPER OVER 1.9M

* Previously released on October 4, 2007

The style of mineralization discovered at the North, Central and South Cocha Zones is interpreted by Amera as sediment-hosted copper-silver type, comparable to the giant Lubin Deposit (115 billion pounds of copper, 2.3 billion ounces of silver(1)) in the Kupferschiefer district of Poland and the White Pine Deposit (18.3 billion pounds of copper and 800 million ounces of silver(1)) in the Upper Peninsula of Michigan.

Amera Resources has provided a drilling update audio presentation through Vcall that can be accessed after 9:30AM EST October 11th, 2007. The presentation gives a brief overview of the company and current drill ready projects with the use of a slide show. It can be seen on the Amera homepage at www.ameraresources.com through the Web Cast link on the home page.

AMERA RESOURCES CORPORATION is a metals exploration company focused on the Americas. The Company has three drill-ready projects in Peru; is advancing others to the drill stage; and, is fully funded to carry-out its exploration programs. Amera is constantly evaluating new opportunities through management's network of contacts in the resource sector. The Company is committed to growth and adding shareholder value through precious and base metal discoveries.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

1 Sediment-Hosted Copper Deposits of the world: Deposit Models and Database By Dennis P. Cox, David A. Lindsey, Donald A. Singer and Michael F. Diggles; USGS Open-File Report 03-107 Version 1.0

For further information please contact Alex Mason, Corporate Communications, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com.

The TSX Venture  Exchange  has not  reviewed and
does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2007 NUMBER 22